UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

X4 Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98420X103
(CUSIP Number)

March 13, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103

1.	Names of Reporting Persons Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 120,363(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 120,363(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,363(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%(2)

12.	Type of Reporting Person (See Instructions) OO

_______________________________
(1)
For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock (the “Common Stock”) of X4 Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on approximately 6,700,000 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2019.

CUSIP No. 98420X103

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 120,363(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 120,363(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,363(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%(2)

12.	Type of Reporting Person (See Instructions) IN

_______________________________
(1)
Bill & Melinda Gates Foundation (the “Foundation”) beneficially owns 120,363 shares of Common Stock (the “Common Stock”) of X4 Pharmaceuticals, Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on approximately 6,700,000 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2019.

CUSIP No. 98420X103

1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 120,363(1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 120,363(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,363(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%(2)

12.	Type of Reporting Person (See Instructions) IN

_______________________________
(1)
Bill & Melinda Gates Foundation (the “Foundation”) beneficially owns 120,363 shares of Common Stock (the “Common Stock”) of X4 Pharmaceuticals, Inc. (the “Issuer”).  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Foundation may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation.

(2)	Based on approximately 6,700,000 shares of Common Stock outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2019.

Item 1.
	(a)	Name of Issuer: X4 Pharmaceuticals, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139
Item 2.
	(a)	Name of Person Filing: Bill & Melinda Gates Foundation (the “Foundation”), Melinda French Gates, and William H. Gates III (together, the “Reporting Persons”)(1)
(b)
Address of Principal Business Office or, if none, Residence:
 Foundation - 500 Fifth Avenue North, Seattle, Washington 98109
Mr. Gates – One Microsoft Way, Redmond, Washington  98052
Mrs. Gates – 500 Fifth Avenue North, Seattle, Washington 98109

	(c)	Citizenship: The Foundation is a charitable trust organized under the laws of the State of Washington. Mr. and Mrs. Gates are citizens of the United States of America.
	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.
	(e)	CUSIP Number: 98420X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

 (1)    Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and each expressly disclaims membership in a group.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2019	BILL & MELINDA GATES FOUNDATION (1)

	By:	/s/ Connie Collingsworth
		Name:	Connie Collingsworth
		Title:	Chief Business Operations and Legal Officer

WILLIAM H. GATES III (1)
	By:	*
		Name:	Connie Collingsworth (2)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES (1)
	By:	*
		Name:	Connie Collingsworth (2)
		Title:	Attorney-in-fact

*	By:	/s/ Connie Collingsworth
Connie Collingsworth

_______________________________
(1)
This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement, dated February 13, 2018, and included with the signature page to the Reporting Persons’ Schedule 13G with respect to Arsanis, Inc., filed on February 13, 2018, SEC File No. 005-90199, and incorporated by reference herein.

(2)
Duly authorized under Special Limited Power of Attorney appointing Connie Collingsworth attorney-in-fact, dated February 7, 2018, by and on behalf of William H. Gates III and Melinda French Gates as Co-Trustees, and filed as Exhibit 99.1 to the Bill & Melinda Gates Foundation’s Schedule 13G with respect to Arsanis, Inc. on February 13, 2018, SEC File No. 005-90199, and incorporated by reference herein.